SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K


            Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 - for the fiscal year ended December 31, 2005


                          Commission file number 1-640


A. Full title of the plan and the address of the plan if different from that of the issuer named below:


                               NL INDUSTRIES, INC.
                             RETIREMENT SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                               NL INDUSTRIES, INC.
                          5430 LBJ Freeway, Suite 1700
                                Dallas, TX 75240



                                    SIGNATURE




     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.


                                                  NL INDUSTRIES, INC.
                                                  RETIREMENT SAVINGS PLAN

                                            By: NL INDUSTRIES, INC.
                                                  PENSION AND EMPLOYEE
                                                  BENEFITS COMMITTEE,
                                                  Administrator of
                                                  NL Industries, Inc.
                                                  Retirement Savings Plan

                                            By: /s/ Gregory M. Swalwell
                                                -----------------------------

                                                  Gregory M. Swalwell,
                                                  Chairman, Pension and
                                                  Employee Benefits Committee

June 28, 2006












                               NL INDUSTRIES, INC.
                             RETIREMENT SAVINGS PLAN

                              FINANCIAL STATEMENTS
                     WITH REPORTS OF INDEPENDENT REGISTERED
                             PUBLIC ACCOUNTING FIRMS

                                December 31, 2005








                   NL INDUSTRIES, INC. RETIREMENT SAVINGS PLAN

                          Index of Financial Statements



                                                                           Page

Reports of Independent Registered Public Accounting Firms

   Sutton Frost Cary LLP                                                    2

   PricewaterhouseCoopers LLP                                               3

Financial Statements

   Statements of Net Assets Available for Benefits -
    December 31, 2004 and 2005                                              4

   Statement of Changes in Net Assets Available for Benefits -
    Year ended December 31, 2005                                            5

   Notes to Financial Statements                                            6

Exhibit A
   Consent of Independent Registered Public Accounting Firm
   (Sutton Frost Cary LLP)

Exhibit B
   Consent of Independent Registered Public Accounting Firm
   (PricewaterhouseCoopers LLP)




             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



To the Participants and Administrator of NL Industries,  Inc. Retirement Savings
Plan:


     In our opinion,  the  accompanying  statement of net assets  available  for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of NL Industries, Inc. Retirement Savings Plan (the "Plan") at December 31, 2005, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     As further described in Note 2, effective December 31, 2005, the Plan merged into The Employee 401(k) Retirement Plan.






                                                  Sutton Frost Cary LLP



Arlington, Texas
June 2, 2006



             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



To the Participants and Administrator of NL Industries,  Inc. Retirement Savings
Plan:

     In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of NL Industries, Inc. Retirement Savings Plan (the "Plan") at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.




PricewaterhouseCoopers LLP


Dallas, Texas
June 28, 2005







                   NL INDUSTRIES, INC. RETIREMENT SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           December 31, 2004 and 2005



                                                                  2004                2005
                                                                  ----                ----

 Assets:
   Investments at fair value                                  $24,880,674         $      -
   Loans to participants                                           51,789                -
   Cash                                                               656                -
                                                              -----------         -----------

                                                               24,933,119                -

   Employer contributions receivable                              413,461                -
   Interest receivable                                             12,043                -
                                                              -----------         -----------

     Net assets available for benefits                        $25,358,623         $      -
                                                              ===========         ===========






                 See accompanying notes to financial statements.






                   NL INDUSTRIES, INC. RETIREMENT SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                          Year ended December 31, 2005




 Additions:
   Investment income:
     Net appreciation in the fair value of investments                          $    87,005
     Dividends                                                                      592,492
     Interest                                                                       351,780
                                                                                -----------

       Total investment income                                                    1,031,277
                                                                                -----------

   Contributions:
     Participants                                                                   563,751
     Employer                                                                       350,138
                                                                                -----------

       Total contributions                                                          913,889
                                                                                -----------

         Total additions                                                          1,945,166

 Deductions - benefits to participants                                            7,031,751
                                                                                -----------

 Net decrease in net assets available for benefits prior to merger               (5,086,585)

 Merger to The Employee 401(k) Retirement Plan                                  (20,272,038)

 Net assets available for benefits:
   Beginning of year                                                             25,358,623
                                                                                -----------

   End of year                                                                  $      -
                                                                                ===========


                 See accompanying notes to financial statements.


                   NL INDUSTRIES, INC. RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS


Note 1 - Description of Plan and summary of significant accounting policies:

     General.  The financial  statements of the NL Industries,  Inc.  Retirement
Savings Plan (the "Plan") have been prepared in accordance with accounting principles generally accepted in the United States of America
("GAAP"). The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Plan was merged into The Employee 401(k) Retirement Plan ("Retirement Plan") on December 31, 2005. See Note 2.

     The Plan is a defined contribution plan, which covers eligible salaried and hourly U.S. employees of NL Industries, Inc. and certain of its U.S. subsidiaries and affiliates (collectively, the "Employer"), including EWI Re, Inc. ("EWI") and Kronos Worldwide, Inc (NYSE: KRO). Employees are eligible to participate in the Plan as of the first entry date, as defined, concurrent with or next following the completion of six months of eligible service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

     NL Industries, Inc. (NYSE: NL) is a subsidiary of Valhi, Inc. (NYSE: VHI). At December 31, 2005, (i) Valhi held approximately 83% of NL's outstanding common stock and (ii) Contran Corporation and its subsidiaries held approximately 92% of Valhi's outstanding common stock. Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons, of which Mr. Simmons is sole trustee, or is held by Mr. Simmons or persons or other entities related to Mr. Simmons. Consequently, Mr. Simmons may be deemed to control each of such companies and the Plan.

     At December 31, 2005, NL held approximately 36% of the outstanding common stock of Kronos, and Valhi held an additional 57% of Kronos' outstanding common stock. Prior to July 2004, Kronos was a majority-owned subsidiary of NL.

     Basis of accounting. The financial statements of the Plan are prepared under the accrual method of accounting.

     Contributions.  The  majority  of  the  Employer's  U.S.
employees are eligible to voluntarily participate in the Plan after six months of employment. Active participants may make "basic contributions" (as defined by the Plan) of between 1% and 8% of their eligible compensation. Basic contributions may consist of a combination of pre-tax and after-tax contributions. Generally, pre-tax contributions are excluded from the employee's taxable income until they are distributed. Eligible employees that have elected to make the maximum basic contribution of 8% may also make supplemental pre-tax or after-tax contributions of between 1% and up to 92% of their eligible compensation. Pursuant to the Internal Revenue Code (the "Code"), pre-tax contributions are limited to $14,000 in 2005 and total participant contributions (pre-tax and after-tax) and employer contributions are limited to $42,000 in 2005. Eligible employees age 50 or over, by the end of the Plan year, may make an additional $4,000 pre-tax catch-up contribution.

     Highly  compensated  participants  may be  required to adjust the amount of
their   contributions   in  order  to  permit  the  Plan  to   satisfy   certain
nondiscrimination requirements of the Code.

     Contributions from eligible employees are recorded in the period the employer makes payroll deductions from Plan participants. Employer contributions, if any, are accrued by the end of each year and are received in the subsequent year.

     Employer contributions include (i) a match equal to a portion of participants' contributions, (ii) an annual contribution of 4% of employees' eligible earnings and (iii) with respect to certain participants, a contribution related to a decision to freeze the U.S. defined benefit plans of NL and Kronos in 1996. The Company's level of matching contributions is determined annually and is based upon the attainment of certain operating income target levels approved by the Management Development and Compensation Committee of the Board of Directors of Kronos (the "MD&C Committee"). The Company match applies only to eligible participants' basic contributions. The level of match for 2005 was 50%. Employees who are eligible to participate in the Plan receive an annual contribution to their investment accounts of 4% of their eligible compensation, subject to Internal Revenue Service ("IRS") limitations on eligible compensation, which for 2005 was $210,000. The Company makes this annual contribution for each eligible employee regardless of whether the employee elects to otherwise participate in the Plan. While EWI employees are eligible to participate in the Plan with the same eligibility requirements and vesting as described herein, EWI participants are not eligible to make additional after-tax contributions or to receive an employer match or other employer contributions.

     Vesting and benefits. The vesting schedule for participants allows for 20% vesting of employer contributions following two years of service, 50% vesting following three years of service, 75% vesting following four years of service, and 100% vesting following five years of service. A participant with less than two years of service is 0% vested in employer contributions. Employer contributions are fully vested upon death, retirement or disability, as provided in the Plan.

     Distributions to participants may occur upon termination or during active service under prescribed circumstances. Only lump sum distributions are allowed under the Plan.

         Benefits are recorded when paid.

     Investments. Investments are recorded at fair value based upon the quoted market price reported on the last trading day of the period for those securities listed on a national securities exchange. Listed securities for which no sale was reported on that date are valued at the mean between the last reported bid and ask prices. Short-term investments are stated at fair value.

     Purchases and sales of investments are reflected on a trade-date basis. Gains or losses on sales of securities are based on average cost. The Plan presents in the statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains or losses, and unrealized appreciation (depreciation) on investments.

     Investment income. Income (loss) from investments is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

     Participants' accounts. During the year, participants could direct the Plan administrator to invest, in 1% increments, their account balance in publicly traded registered investment companies and pooled funds which are both administered by Merrill Lynch Trust Company ("Merrill Lynch") or NL's common stock. The Plan's assets were invested principally in investment funds managed by (i) Merrill Lynch, (ii) Massachusetts Financial Services, (iii) Oppenheimer Funds Distributor, Inc., (iv) Harris Associates Securities L.P., (v) Calvert Asset Management Company and (vi) State Street Research Funds.

     Participants may reallocate investments among the available funds on a daily basis. With respect to investments in NL common stock, participants may make only one purchase or sale per month. Prior to 2005, participants were also permitted to invest in the common stocks of Kronos, Valhi and Halliburton Company, and during 2005 participants could only make sales, but not purchases, of these common stocks. Prior to the investment in one of the available funds, contributions may be held as cash and temporarily invested in securities with maturities of less than one year, issued or guaranteed by the U.S. government or any agency or instrumentality thereof, or deposited in a bank savings account.

     On September 27, 2005 participants were notified that they would not be able to hold the common stocks of NL, Kronos, Valhi or Halliburton Company in their account after December 30, 2005. No future contributions or account transfers could be made to the NL stock fund after October 7, 2005, and if the participant had not liquidated the balances in the NL, Kronos, Valhi and Halliburton stock funds prior to December 16, 2005, the Plan would begin to liquidate them and transfer the proceeds to the Merrill Lynch Equity Index 1 Fund.

     In addition to the investment funds described above, a "Loan Fund" is maintained to account for loans to participants, as permitted by the Plan. A participant is able to borrow from his/her fund account an amount ranging from a minimum of $1,000 up to a maximum that is generally equal to the lesser of $50,000 or 50% of his/her vested account balance. A loan is collateralized by the balance in the participant's account and bears interest at rates commensurate with local prevailing rates, which ranged from 5.00% to 9.00% during the year ended December 31, 2005. Principal and interest are repaid ratably over a four- to five-year period through semimonthly payroll deductions.

     Each participant's account is credited with the eligible employee's contribution and an allocation of the Employer's contribution and Plan earnings. Allocations are based on participant earnings, matching or account balances, as defined in the Plan.

     Forfeitures. Forfeitures of employer contributions may occur if a participant terminates employment and receives a distribution of his account prior to the full vesting period. Amounts forfeited are used in the following order in accordance with Plan provisions: (i) to restore the accounts of reemployed participants, (ii) to restore the accounts of participants or beneficiaries who apply for forfeited benefits and (iii) to reduce employer contributions. In 2005, forfeitures were $13,140, and there were no forfeiture reinstatements. The balance in the forfeiture account was $8,690 at December 31, 2004 and $44,911 at December 31, 2005 before transfer to the Retirement Plan. In 2005, $19,000 of the forfeiture account was used to reduce employer contributions for the prior year.

     Plan termination. The Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan in compliance with the provisions of ERISA. In the event the Plan is terminated, the accounts of all participants will become fully vested. The merger of the Plan into the Retirement Plan (see Note 2) was not a termination of the Plan.

     Management estimates. The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results may, in some instances, differ from previously estimated amounts.

     Risks and uncertainties. The Plan provides for various investment options in a variety of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Plan's statement of net assets available for benefits.

     Expenses of administering the Plan. The Plan provides that the Employer will generally reimburse the Plan for administrative expenses paid by the Plan. The Employer paid all of the Plan's 2005 administrative expenses.

     Tax status. The Plan has been notified by the IRS, by letter dated December 12, 2002, that it is a qualified plan under Section 401(a) and Section 401(k) of the Code, and is therefore exempt from federal income taxes under provisions of
Section 501(a) of the Code.

     The Plan has been amended since it was notified of its exempt status by the IRS. Management believes the Plan currently is designed and operates in accordance with the applicable requirements of the Code and therefore remains exempt from federal income taxes under provisions of Section 501(a) of the Code.

Note 2 - Plan Merger:

     On December 31, 2005, the Plan was merged into the Retirement Plan resulting in the transfer of net assets thereto of $20,272,038. Participants of the Plan began to participate in the Retirement Plan on January 1, 2006.

     The merger and resulting change in custodians initiated a "Black Out" period beginning December 19, 2005 and continuing through January 16, 2006. During this period, changes could not be made to participant accounts and funds could not be withdrawn from either the Plan or the Retirement Plan.

Note 3 - Related-party transactions:

     Prior to December 31, 2005, certain Plan investments were held in shares of mutual funds or common collective trusts managed by Merrill Lynch. Merrill Lynch served as trustee for the Plan until December 31, 2005. Therefore, transactions involving these investments qualify as party-in-interest transactions.

     Three of the available fund options invested in the common stock of NL, Kronos and Valhi. The activity in these securities for the year ended December 31, 2005 was as follows:

                                             Sales and
                                           distributions,      Realized
                               Purchases      at cost         Gain (loss)      Fair value
                               ---------   --------------     -----------      ----------

NL common stock                 $4,825        $425,730         $(102,075)       $    -
Kronos common stock                  -         120,130           200,301             -
Valhi common stock                   -           8,607            40,278             -

     Dividend income received from related parties for the year ended December 31, 2005 consisted of $15,350 from NL, $11,619 from Kronos and $1,070 from Valhi.

Note 4 - Investments:

     The Plan's investments are stated at fair value based on quoted market prices and net appreciation for the year is reflected in the Plan's statement of changes in net assets available for benefits. The net appreciation consists of realized gains and losses and unrealized appreciation and depreciation on investments. The following presents investments that represent 5% or more of the Plan's net assets.

                                                                                December 31,
                                                                        -----------------------------
                                                                           2004                2005
                                                                           ----                ----

Merrill Lynch Retirement Preservation Trust                             $8,857,247           $     -
placeStateMassachusetts Financial Services Value Fund                    5,916,528                 -
Merrill Lynch Equity Index Trust                                         2,615,066                 -
Oakmark International Fund                                               1,966,013                 -
Oppenheimer Capital Appreciation Fund                                    1,725,733                 -


     During 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated by $87,005 as follows:

Mutual funds                                                     $  211,538
Common stocks                                                      (246,985)
Common collective trusts                                            122,452
                                                                 ----------

                                                                 $   87,005
                                                                 ==========


                                                                       EXHIBIT A


            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33025913) of NL Industries, Inc. of our report dated June 2, 2006 relating to the financial statements of the NL Industries, Inc. Retirement Savings Plan, which appears in this Form 11-K.





Sutton Frost Cary LLP
Dallas, Texas
June 28, 2006



                                                                       EXHIBIT B


            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33025913) of NL Industries, Inc. of our report dated June 28, 2005 relating to the financial statements of the NL Industries, Inc. Retirement Savings Plan, which appears in this Form 11-K.







PricewaterhouseCoopers LLP
Dallas, Texas
June 28, 2006